SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFITS RISE 37% TO €1,088M
LOWER FARES TO DRIVE FASTER TRAFFIC GROWTH IN H2
FY TRAFFIC GROWS TO 105M AS GUIDANCE RISES TOWARDS €1,225M

Ryanair, Europe's favourite airline, today (Nov 2) announced H1 profits (pre-exceptions) rose 37% to €1,088m.  Traffic grew 13% to 58m as load factor jumped 4% points to 93%.  Ave fares rose 2% as unit costs fell 6% (ex-fuel they were flat).

H1 Results (IFRS)	Sep 30, 2014	Sep 30, 2015	% Change
Customers (m)	51.3	58.1	+13%
Revenue (m)	€3,537	€4,040	+14%
Profit after Tax (m)*	€795	€1,088	+37%
Net Margin*	23%	27%	+4pts
Basic EPS*	€0.57	€0.80	+39%
* Excludes exceptional accounting gain of €317.5m on sale of Aer Lingus shareholding.

Ryanair's CEO, Michael O'Leary, said:

"We are pleased to report this strong set of H1 results. We have enjoyed a bumper summer due to a very rare confluence of favourable events including stronger sterling, adverse weather in northern Europe, reasonably flat industry capacity and further savings on our unhedged fuel, as millions of customers switched to Ryanair for our Always Getting Better ("AGB") customer experience programme. Key milestones in the half-year include:

─ Traffic up 13% to 58m (load-factor up 4 points to 93%)

─ Ave fares up 2% to €56

─ Unit costs down 6%

─ H1 profits up 37% to €1,088m (pre-exceptions)

─ First EU airline to carry over 10m customers in one month (July)

─ €400m share buyback completed in Aug

─ €400m Aer Lingus proceeds returning to shareholders in Nov

─ New personalised website launched in Oct

New Routes and Bases:
This winter Ryanair will open 4 new bases (Berlin, Corfu, Gothenburg & Milan) and 119 new routes including a 4 daily Dublin - Amsterdam route, a 6 daily Cologne - Berlin service, and 3 routes to Eilat Ovda (Israel) from Budapest, Kaunas and Krakow.  We will deliver double digit growth in Ireland, UK, Spain, Italy, Portugal, Poland, Germany, and in Denmark where our Copenhagen operations (15 routes) will grow by over 100% to 2.5m customers p.a.

This winter we take delivery of 28 new Boeing 737 aircraft which will take the fleet to 340 by year end, with another 330 on order. These aircraft will deliver with Boeing's new Sky interiors and slimline seats which will improve leg room and provide our passengers with an even more enjoyable on board experience.

Improving "AGB" customer experience:
The continuing success of our AGB programme is driving stronger forward bookings, higher load factors, and accelerating our traffic growth. Having raised our full year traffic target from 103m to 104m in Sept we are raising it again today to 105m which is 16% higher than last year's 90.6m. In the next 6 months customers will enjoy further improvements including our personalised website, new cabin crew uniforms, inflight menus, new Sky interiors, better seating and defibrillators fitted on all our aircraft.

The early customer feedback on our new personalised website has been very positive. Customers are finding it easier and faster to book our lowest fares, select keenly priced ancillary services, and the volume of "My Ryanair" registrations is accelerating.  This new website will enable Ryanair to better understand our customers and better meet their travel needs with appropriate offers for hotels, car hire, restaurants venues and other services. Our new car hire partnership with CarTrawler has significantly improved car hire availability and service.

The key element of Ryanair's AGB programme remains our relentless commitment to offer the lowest fares in every market, but with the best on-time performance. In H1, despite the impact of French ATC strikes, the fire closure of Terminal 3 in Rome (FCO) and record load factors, our on-time performance improved 2% points to 91% as follows:

	Apr	May	Jun	Jul	Aug	Sep	Cum.
FY15	91%	89%	87%	86%	90%	90%	89%
FY16	90%	92%	91%	90%	90%	92%	91%

Fuel and US$ Hedging:
We have taken advantage of occasional oil price weakness this summer to further extend our fuel hedges to 95% cover for FY17 at an ave rate of $62 pbl. Having already hedged our US$ opex, we expect these hedges to deliver fuel savings of some €430m in FY17.  We plan to pass on these savings to our customers in the form of lower airfares particularly as we grow capacity quickly in major markets such as Belgium, Denmark, Germany, Ireland, Italy, Poland, Portugal, Spain and the UK in 2016.

Customers will also benefit from our successful US$ hedge programme. Our aircraft capex out to March 2018 is fully hedged at an ave €/$ rate of 1.31 which means we will be adding these new Boeing 737-800NG aircraft to our balance sheet at lower euro prices than most of our existing fleet. This combination of lower aircraft and fuel costs will enable Ryanair to continue to lower fares and grow market share while extending our unit cost leadership over all airline competitors in every market we fly in Europe.

Shareholder Returns & Balance Sheet:
In August we completed a €400m share buyback and, following EGM approval in October, we will return the €398m proceeds from the sale of our Aer Lingus stake to shareholders in November.   When this is complete, we will have returned over €3.3bn to shareholders since 2008.  Ryanair's balance sheet continues to be one of the strongest in the industry.  Our net cash position increased by over €600m over the half year to €976m notwithstanding capex of €482m, share buybacks of €289m and debt repayments of €194m.

Outlook:
We continue to see significant growth opportunities for Ryanair's lower fares and AGB customer offering.  We are have raised our FY16 traffic target from 104m to 105m customers due to higher load factors in H2 with Q3 traffic set to grow 17% and Q4 by 22%.

As forward pricing has softened in recent weeks we expect Q3 ave fares will be broadly flat against last year, but Q4 fares (with almost zero visibility) will fall by approx. 4%.  We expect unit costs to fall by 5% in FY16, while ex-fuel unit costs will be down 1%.  Ancillary revenue, while ahead of our long term target of 20% of total revenue, will track behind this year's 16% increase in traffic due to a one-time benefit last year arising from the earlier loading of the S15 schedule and the absence of a car-hire partner in July and Aug.

Accordingly, we now guide that full year net profit (pre-exceptions) will be towards the upper end of our €1,175m to €1,225m range.  However, we caution that this guidance is heavily dependent on the strength of close-in bookings in Q4 where we have almost zero visibility yet are planning to deliver 22% traffic growth.  Looking beyond the current year, based on these stronger than expected load factors, we have raised our long term traffic target from 160m to 180m customers p.a. by FY24."

ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, operating more than 1,800 daily flights from 76 bases, connecting 200 destinations in 31 countries on a fleet of over 300 Boeing 737 aircraft. Ryanair has orders for a further 380 new Boeing 737 aircraft, which will enable Ryanair to lower fares and grow traffic from 105m this year to 180m p.a. in FY24. Ryanair has a team of more than 10,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and has an industry leading 30-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2015 (unaudited)

		At Sep 30,	At Mar 31,
		2015	2015
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,738.2	5,471.1
Intangible assets		46.8	46.8
Available for sale financial assets	8	-	371.0
Derivative financial instruments		220.8	554.5
Total non-current assets		6,005.8	6,443.4

Current assets
Inventories		2.2	2.1
Other assets Current tax		158.3 -	138.7 0.8
Trade receivables		59.8	60.1
Derivative financial instruments		434.8	744.4
Restricted cash		4.2	6.7
Financial assets: cash > 3 months		3,817.8	3,604.6
Cash and cash equivalents		1,374.7	1,184.6
Total current assets		5,851.8	5,742.0

Total assets		11,857.6	12,185.4

Current liabilities
Trade payables		251.2	196.5
Accrued expenses and other liabilities		1,487.3	1,938.2
Current maturities of debt		397.1	399.6
Derivative financial instruments		585.8	811.7
Current tax		97.9	-
Total current liabilities		2,819.3	3,346.0

Non-current liabilities
Provisions		168.4	180.8
Derivative financial instruments		59.5	73.4
Deferred tax		418.5	462.3
Other creditors		38.5	55.8
Non-current maturities of debt		3,823.6	4,032.0
Total non-current liabilities		4,508.5	4,804.3

Shareholders' equity
Issued share capital	13	8.6	8.7
Share premium account		719.4	718.6
Capital redemption reserve	13	1.4	1.3
Retained earnings	13	3,820.2	2,706.2
Other reserves		(19.8)	600.3
Shareholders' equity		4,529.8	4,035.1

Total liabilities and shareholders' equity		11,857.6	12,185.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2015
 (unaudited)

					IFRS	IFRS
			Pre-		Half-	Half-
			Exceptional	Exceptional	Year	Year
			Results	Items	Ended	Ended
			Sep 30,	Sep 30,	Sep 30,	Sep 30,
		Change*	2015	2015	2015	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+16%	3,240.0	-	3,240.0	2,796.1
Ancillary revenues		+8%	800.1	-	800.1	741.3
Total operating revenues - continuing operations		+14%	4,040.1	-	4,040.1	3,537.4

Operating expenses
Fuel and oil		(1%)	1,157.0	-	1,157.0	1,171.5
Airport and handling charges		+15%	469.6	-	469.6	407.6
Route charges		+11%	349.4	-	349.4	315.4
Staff costs		+15%	305.7	-	305.7	265.0
Depreciation		+10%	215.1	-	215.1	195.1
Marketing, distribution and other		+20%	149.0	-	149.0	123.9
Maintenance, materials and repairs		(3%)	62.8	-	62.8	64.9
Aircraft rentals		+17%	71.0	-	71.0	60.6
Total operating expenses		+7%	2,779.6	-	2,779.6	2,604.0

Operating profit - continuing operations		+35%	1,260.5	-	1,260.5	933.4

Other income/(expense)
Gain on disposal of available for sale financial asset	8	-	-	317.5	317.5
Finance expense		(8%)	(34.8)	-	(34.8)	(37.8)
Finance income		+9%	14.0	-	14.0	12.8
Foreign exchange (loss)		(22%)	(0.7)	-	(0.7)	(0.9)
Total other income/(expense)		(17%)	(21.5)	317.5	296.0	(25.9)

Profit before tax		+37%	1,239.0	317.5	1,556.5	907.5

Tax expense on profit on ordinary activities	4	+34%	(150.8)	-	(150.8)	(112.5)

Profit for the half-year - all attributable to equity holders of parent		+37%	1,088.2	317.5	1,405.7	795.0

Earnings per ordinary share (in € cent)
Basic	10	+39%	79.90		103.21	57.44
Diluted	10	+39%	79.47		102.66	57.29
Weighted average no. of ordinary shares (in Ms)
Basic	10		1,362.0		1,362.0	1,384.0
Diluted	10		1,369.3		1,369.3	1,387.7
*Comparison refers to adjusted figures prior to inclusion of the exceptional item.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2015 (unaudited)

			Pre-		IFRS	IFRS
			Exceptional	Exceptional	Quarter	Quarter
			Results	Items	Ended	Ended
			Sep 30,	Sep 30,	Sep 30,	Sep 30,
		Change*	2015	2015	2015	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+19%	1,991.9	-	1,991.9	1,671.1
Ancillary revenues		+7%	395.5	-	395.5	370.6
Total operating revenues - continuing operations		+17%	2,387.4	-	2,387.4	2,041.7

Operating expenses
Fuel and oil		(2%)	597.0	-	597.0	607.7
Airport and handling charges		+12%	237.9	-	237.9	212.5
Route charges		+10%	177.5	-	177.5	160.9
Staff costs		+16%	153.9	-	153.9	132.3
Depreciation		+11%	108.9	-	108.9	98.4
Marketing, distribution and other		+15%	74.0	-	74.0	64.3
Maintenance, materials and repairs		+5%	31.1	-	31.1	29.7
Aircraft rentals		+2%	35.0	-	35.0	34.3
Total operating expenses		+6%	1,415.3	-	1,415.3	1,340.1

Operating profit - continuing operations		+39%	972.1	-	972.1	701.6

Other income/(expense)
Gain on disposal of available for sale financial asset	8	-	-	317.5	317.5	-
Finance expense		(7%)	(17.5)	-	(17.5)	(18.8)
Finance income		(8%)	3.4	-	3.4	3.7
Foreign exchange gain/(loss)		-	3.2	-	3.2	(2.6)
Total other income/(expense)		(38%)	(10.9)	317.5	306.6	(17.7)

Profit before tax		+41%	961.2	317.5	1,278.7	683.9

Tax expense on profit on ordinary activities	4	+38%	(118.1)	-	(118.1)	(85.7)

Profit for the quarter - all attributable to equity holders of parent		+41%	843.1	317.5	1,160.6	598.2

Earnings per ordinary share (in € cent)
Basic	10	+44%	62.22		85.65	43.21
Diluted	10	+44%	61.86		85.16	43.09
Weighted average no. of ordinary shares (in Ms)
Basic	10		1,355.1		1,355.1	1,384.4
Diluted	10		1,362.9		1,362.9	1,388.1

Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2015 (unaudited)

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2015	2014
	€M	€M

Profit for the half-year	1,405.7	795.0

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(336.3)	175.0

Available for sale financial asset:
Net (decrease) in fair value of available for sale financial asset	-	(34.2)
Disposal of available for sale financial asset-reclassified to profit or loss	(291.4)	-

Other comprehensive (loss)/income for the half-year, net of income tax	(627.7)	140.8

Total comprehensive income for the half-year - all attributable to equity holders of parent	778.0	935.8

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2015 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2015	2014
	€M	€M

Profit for the quarter	1,160.6	598.2

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(231.0)	109.8

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	-	(4.8)
Disposal of available for sale financial asset-reclassified to profit or loss	(291.4)	-

Other comprehensive (loss)/income for the quarter, net of income tax	(522.4)	105.0

Total comprehensive income for the quarter - all attributable to equity holders of parent	638.2	703.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended
September 30, 2015 (unaudited)

		Half-year	Half-year
		Ended	Ended
		Sep 30,	Sep 30,
		2015	2014
	Note	€M	€M
Operating activities
Profit after tax		1,405.7	795.0

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		215.1	195.1
(Increase) in inventories		(0.1)	-
Tax expense on profit on ordinary activities		150.8	112.5
Share based payments		4.7	(1.1)
Decrease/(increase) in trade receivables		0.3	(3.1)
(Increase) in other current assets		(18.2)	(14.0)
Increase in trade payables		54.7	15.6
(Decrease) in accrued expenses		(447.7)	(306.1)
(Decrease) in other creditors		(17.3)	(17.3)
(Decrease)/increase in provisions		(12.3)	16.2
Gain on disposal of available for sale financial asset		(317.5)	-
(Increase)/decrease in finance income		(1.5)	0.2
(Decrease) in finance expense		(4.0)	(0.2)
Income tax paid		(45.5)	(18.2)
Net cash provided by operating activities		967.2	774.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(482.2)	(292.6)
Disposal of available for sale asset		398.1	-
Decrease/(increase) in restricted cash		2.5	(4.8)
(Increase) in financial assets: cash > 3 months		(213.2)	(1,559.4)
Net cash (used in) investing activities		(294.8)	(1,856.8)

Financing activities
Net proceeds from shares issued		0.8	4.9
Proceeds from long term borrowings		-	845.9
Repayments of long term borrowings		(194.3)	(199.4)
Shares purchased under share buy-back programme	13	(288.8)	-
Net cash (used in) financing activities		(482.3)	651.4

Increase/(decrease) in cash and cash equivalents		190.1	(430.8)
Cash and cash equivalents at beginning of the period		1,184.6	1,730.1
Cash and cash equivalents at end of the period		1,374.7	1,299.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2015 (unaudited)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	-	(83.2)	189.7	3,285.8
Profit for the half-year	-	-	-	795.0	-	-	-	-	795.0
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	175.0	-	175.0
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(34.2)	(34.2)
Total other comprehensive income	-	-	-	-	-	-	175.0	(34.2)	140.8
Total comprehensive income	-	-	-	795.0	-	-	175.0	(34.2)	935.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.2	-	4.9	-	-	-	-	-	4.9
Share-based payments	-	-	-	-	-	-	-	(1.1)	(1.1)
Transfer of exercised and expired share based awards	-	-	-	3.1	-	-	-	(3.1)	-
Balance at September 30, 2014	1,384.5	8.8	709.1	3,263.2	1.2	-	91.8	151.3	4,225.4
Profit for the half-year	-	-	-	71.7	-	-	-	-	70.7
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(2.4)	-	-	-	-	(2.4)
Net movements in cash flow reserve	-	-	-	-	-	-	216.7	-	216.7
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	144.9	144.9
Total other comprehensive income	-	-	-	(2.4)	-	-	216.7	144.9	359.2
Total comprehensive income	-	-	-	69.3	-	-	216.7	144.9	430.9
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	3.8	-	9.5	-	-	-	-	-	9.5
Share-based payments	-	-	-	-	-	-	-	1.6	1.6
Dividend paid	-	-	-	(520.3)	-	-	-	-	(520.3)
Repurchase of ordinary equity shares	-	-	-	(108.8)	-	(3.2)	-	-	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	2.8	-	-	-	(2.8)	-
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2015 (unaudited) (continued)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the half-year	-	-	-	1,405.7	-	-	-	-	1,405.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(336.3)	-	(336.3)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	-	-	-	(336.3)	(291.4)	(627.7)
Total comprehensive income	-	-	-	1,405.7	-	-	(336.3)	(291.4)	778.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share-based payments	-	-	-	-	-	-	-	4.7	4.7
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Repurchase of ordinary equity shares	-	-	-	(288.8)	-	-	-	-	(288.8)
Cancellation of repurchased ordinary shares	(24.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at September 30, 2015	1,353.1	8.6	719.4	3,820.2	1.4	-	(27.8)	8.0	4,529.8

Ryanair Holdings plc

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in note 9 of this half-yearly financial report.

The exceptional item in the half-year ended September 30, 2015 comprised the gain of €317.5M arising on the disposal of Ryanair's 29.8% shareholding in Aer Lingus.

Adjusted profit excluding the exceptional item increased by 37% to €1,088.2M in the half-year ended September 30, 2015.  Including the exceptional item the profit for the half-year amounted to €1,405.7M.

Financial Review Half-Year Ended September 30, 2015

Income Statement

Scheduled revenues:
Scheduled revenues rose by 16% to €3,240.0M due to 13% traffic growth to 58m and a 2% increase in average fare to €56.

Ancillary revenues:
Ancillary revenues rose by 8% to €800.1M due to 13% traffic growth, partially offset by a one-time benefit in the prior year comparative arising from the earlier loading of the Summer 15 schedules and the result of Hertz ending their car-hire partnership (on short notice) at the beginning of Jul-15.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 1% to €1,157.0M due to lower euro fuel prices per gallon in the period.

Airport and handling charges:
Airport and handling charges rose by 15% to €469.6M due to 13% traffic growth, the addition of more primary airports to the network and stronger sterling against the euro.

Route charges:
Route charges increased by 11% to €349.4M due to a 7% increase in sectors flown and Eurocontrol price increases in France, Germany and the UK.

Staff costs:
Staff costs were up 15% to €305.7M due to a 7% increase in sectors flown, the impact of a 2% pay increase in Apr-15 and stronger sterling against the euro.

Depreciation:
Depreciation increased by 10% to €215.1M due to 21 additional aircraft (269 at Sep-15 v 248 at Sep-14), the purchase of 5 spare engines and higher levels of heavy maintenance activity.

Marketing, distribution and other:
Marketing, distribution and other rose by 20% to €149.0M, due mainly to costs related to the French ATC strike in Apr-15 (approx. €5M), accelerated spend (timing) of our marketing budget due to the opening up of new routes and bases and higher on-board sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 3% to €62.8M due to lower unscheduled maintenance than last year and positive currency hedging.

Aircraft rentals:
Aircraft rentals increased by 17% to €71.0M due to the longer duration of short-term summer leases compared to the prior year comparative.

Unit costs excluding fuel remained flat, including fuel they fell by 6%.

Other income/(expense)

Gain on disposal of available for sale financial asset:
The Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain of €317.5M primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. The investment had previously been impaired to €0.50 per share in prior periods.

Finance expense:
Finance expense fell by 8% to €34.8M due to lower interest rates.

Finance income:
Finance income rose by 9% to €14.0M primarily due to higher cash balances.

Balance sheet

Gross cash rose by €400.8M to €5,196.7M since Mar-15.
Gross debt fell by €210.9M to €4,220.7M in the period.
€967.2M cash flow was generated by operating activities and the sale of our 29.8% shareholding in Aer Lingus generated €398.1M. This funded net capital expenditure of €482.2M, share buybacks of €288.8M and debt repayments of €194.3M.
Net cash rose by €611.7M to €976.0M (Mar 31, 2015: €364.3M).

Shareholders' equity
Shareholders' equity increased by €494.7M to €4,529.8M in the period due to net profit after tax of €1,405.7M offset by a reclassification of €291.4M on disposal of the available for sale financial asset, €288.8M in share buy backs and IFRS accounting treatment for derivatives of €336.3M.

Financial Review Quarter Ended September 30, 2015

Introduction

The exceptional item in the quarter ended September 30, 2015 comprised the gain of €317.5M arising on the disposal of Ryanair's 29.8% shareholding in Aer Lingus.

Adjusted profit excluding the exceptional item increased by 41% to €843.1M in the quarter ended September 30, 2015.  Including the exceptional item the profit for the quarter amounted to €1,160.6M.

Income Statement

Scheduled revenues:
Scheduled revenues rose by 19% to €1,991.9M due to 11% traffic growth to 30M and a 7% increase in average fare to €66.

Ancillary revenues:
Ancillary revenues rose by 7% to €395.5M due to 11% traffic growth, partially offset by a one-time benefit in the prior year comparative arising from the earlier loading of the Summer 15 schedules and the result of Hertz ending their car-hire partnership (on short notice) at the beginning of Jul-15.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 2% to €597.0M due to lower euro fuel prices per gallon in the quarter.

Airport and handling charges:
Airport and handling charges rose by 12% to €237.9M due to 11% traffic growth, the addition of more primary airports to the network and stronger sterling against the euro.

Route charges:
Route charges increased by 10% to €177.5M due to a 7% increase in sectors flown and Eurocontrol price increases in France, Germany and the UK.

Staff costs:
Staff costs were up 16% to €153.9M due to a 7% increase in sectors flown, the impact of a 2% pay increase in Apr-15 and stronger sterling against the euro.

Depreciation:
Depreciation increased by 11% to €108.9M due to 21 additional aircraft (269 at Sep-15 v 248 at Sep-14), the purchase of 5 spare engines and higher levels of heavy maintenance activity.

Marketing, distribution and other:
Marketing distribution and other rose by 15% to €74.0M due to the accelerated spend (timing) of our marketing budget due to the opening of new routes and bases and higher on-board sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 5% to €31.1M due to the increased level of activity.

Aircraft rentals:
Aircraft rentals increased by 2% to €35.0M due to the longer duration of summer leases compared to the prior year comparative.

Unit costs excluding fuel rose by 1%, including fuel they fell by 5%.

Other income/(expense)

Gain on disposal of available for sale financial asset:
The Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain in the income statement of €317.5M primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. The investment had previously been impaired to €0.50 per share in prior periods.

Finance expense:
Finance expense fell by 7% to €17.5M due to lower interest rates.

Finance income:
Finance income dropped by 8% to €3.4M due to lower interest rates earned on cash deposits in the quarter.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2015 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining six months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the six month period ended September 30, 2015 compared to the six month period ended September 30, 2014, including important events that occurred during the half-year, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 114 and 115 of our 2015 annual report.  Mr Michael Horgan resigned on September 24, 2015. Mr John Leahy and Mr Howard Millar were appointed to the Board in August 2015.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Reconciliation of profit after tax to adjusted profit after tax for the half-year period

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2015	2014
	€M	€M
Profit after tax for the half-year - IFRS	1,405.7	795.0
Exceptional item
Gain on disposal of available for sale financial asset	317.5	-

Adjusted profit after tax for the half-year	1,088.2	795.07

Exceptional item The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the half-year ended September 30, 2015 relates to a one-off gain on disposal of our 29.8% shareholding in Aer Lingus (see note 8).

Going concern
After making enquiries and considering the Group's principal risks and uncertainties and its financial position and cash flows, the directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2015 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2015 Annual Report for the year ended March 31, 2015, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2015, are available at http://investor.ryanair.com/

The comparative figures included for the year ended March 31, 2015 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2015, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six month period ended September 30, 2015 on October 30, 2015.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the current financial year beginning on or after January 1, 2015, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).*

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).*

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

* These standards or amendments to standards have been EU endorsed and have an effective date for periods beginning after February 1, 2015 or can be early adopted.

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the six month period ended September 30, 2015.

Exceptional item The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the half-year ended September 30, 2015 relates to a one-off gain on disposal of our 29.8% shareholding in Aer Lingus (see note 8).

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2015 was 12.2% (September 30, 2014: 12.4%).  The tax charge for the half-year ended September 30, 2015 of €150.8M (September 30, 2014: €112.5M) comprises a current tax charge of €143.4M and a deferred tax charge of €7.4M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €4.7M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At September 30, 2015 Ryanair had an operating fleet of 320 (2014: 299) Boeing 737-800NG aircraft.  The Group has agreed to purchase 183 new Boeing 737 800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015 and a further 12 were delivered in the half-year ended September 30, 2015.

The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2019 to Fiscal 2024.

8.            Available for sale financial assets (Aer Lingus)

During the half-year ended September 30, 2015 the Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain in the income statement of €317.5M. The investment had previously been impaired to €0.50 per share in prior periods.

9.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2015	2014
	€M	€'M
External revenues	4,040.1	3,537.4

Reportable segment profit after income tax (excluding gain on disposal of the available for sale financial asset)	1,088.2	795.0

	At Sep 30, 2015 €M	At Mar 31, 2015 €M
Reportable segment assets (excludes the available for sale financial asset)	11,857.6	11,814.4

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2015	2014
	€M	€M
Total adjusted profit for reportable segment	1,088.2	795.0
Other items of profit or loss
Gain on disposal of available for sale financial asset	317.5	-

Profit for the half-year	1,405.7	795.0.0

10.          Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2015	2014	2015	2014

Basic earnings per ordinary share euro cent	103.21	57.44	85.65	43.21
Diluted earnings per ordinary share euro cent	102.66	57.29	85.16	43.09
Weighted average number of ordinary shares (in M's) - basic	1,362.0	1,384.0	1,355.1	1,384.4
Weighted average number of ordinary shares (in M's) - diluted	1,369.3	1,387.7	1,362.9	1,388.1

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.3M (2014: 3.8M).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the half-year to September 30, 2015 amounted to €482.2M and primarily relates to aircraft pre delivery payments, 12 aircraft deliveries and 3 new spare engines.

12.          Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2015 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•           Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•           Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

•           Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•           Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•           Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2015 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year to September 30, 2015, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

12.          Financial instruments and financial risk management (continued)

Financial instruments disclosed at fair value

•           Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2015 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the period to September 30, 2015 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep	At Sep	At Mar	At Mar
	30, 2015	30, 2015	31, 2015	31, 2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	210.4	210.4	535.5	535.5
- Jet fuel derivative contracts	2.9	2.9	12.4	12.4
- Interest rate swaps	7.5	7.5	6.6	6.6
	220.8	220.8	554.5	554.5
- Available-for-sale financial assets	-	-	371.0	371.0
	220.8	220.8	925.5	925.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	426.8	426.8	726.7	726.7
- Jet fuel derivative contracts	2.1	2.1	3.0	3.0
- Interest rate swaps	5.9	5.9	14.7	14.7
	434.8	434.8	744.4	744.4
Trade receivables*	59.8		60.1
Cash and cash equivalents*	1,374.7		1,184.6
Financial asset: cash > 3 months*	3,817.8		3,604.6
Restricted cash*	4.2		6.7
Other assets*	6.3		4.8
	5,697.6	434.8	5,605.2	744.4
Total financial assets	5,918.4	655.6	6,530.7	1,669.9

12.          Financial instruments and financial risk management (continued)

	At Sep	At Sep	At Mar	At Mar
	30, 2015	30, 2015	31, 2015	31, 2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	3.0	3.0	-	-
- Interest rate swaps	8.0	8.0	9.8	9.8
- Jet fuel derivative contracts	48.5	48.5	63.6	63.6
	59.5	59.5	73.4	73.4
Long-term debt	2,132.1	2,173.9	2,341.1	2,391.6
Bonds	1,691.5	1,676.8	1,690.9	1,738.4
	3,883.1	3,910.2	4,105.4	4,203.4
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	-	-	24.5	24.5
- Interest rate swaps	15.4	15.4	22.1	22.1
- Jet fuel derivative contracts	570.4	570.4	765.1	765.1
	585.8	585.8	811.7	811.7
Long-term debt	397.1	397.1	399.6	399.6
Trade payables*	251.2		196.5
Accrued expenses*	491.1		430.8
	1,725.2	982.9	1,838.6	1,211.3
Total financial liabilities	5,608.3	4,983.1	5,944.0	5,414.7

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13. Share buy-back

In the half-year ended September 30, 2015, the Company bought back 24.6M ordinary shares at a total cost of €288.8M under its €400.0M share buy-back programme which commenced in February 2015.  This was equivalent to approximately 1.8% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

In the year ended March 31, 2015, the Company bought back 10.9M ordinary shares at a total cost of €112.0M under its €400.0M share buy-back programme which commenced in February 2015 and ended in August 2015.  This was equivalent to approximately 0.8% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

14.          Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2015 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2015 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

An EGM of the Company was held on October 22, 2015 at which shareholders approved the distribution of €398M by way of a B share scheme (representing the proceeds from the sale of the Company's shares in Aer Lingus). The distribution to shareholders will take place in November 2015.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2015 Annual Report (excluding Mr Michael Horgan who resigned on September 24, 2015 and including Mr John Leahy and Mr Howard Millar who were appointed in August 2015), confirm that, to the best of each person's knowledge and belief:

1)    The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2015, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

      (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2015 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2016; and

     (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2015 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2015 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                                           Michael O'Leary
Chairman                                                                                            Chief Executive
October 30, 2015

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by the Company to review the condensed consolidated interim financial statements in the half-yearly financial report for the six month period ended September 30, 2015, which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholder's equity set out on pages 4 to 10 and the related explanatory notes on pages 17 to 24.

We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 (the TD Regulations) and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority.

Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly interim report in accordance with the TD Regulations and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as issued by the International Accounting Standards Board and as adopted by the European Union.

The Directors are responsible for ensuring that the condensed consolidated interim financial statements of the Group included in this half-yearly financial report have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the set of condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with the Financial Reporting Council's International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six month period ended September 30, 2015 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, and consequently IFRSs as adopted by the EU, the TD Regulations and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority.

Emer McGrath

for and on behalf of

KPMG

Chartered Accountants

1 Stokes Place, St Stephen's Green, Dublin 2, Ireland

October 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02, November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary